                               iPhysician Net Inc.
                         8777 North Gainey Center Drive
                                    Suite 285
                            Scottsdale, Arizona 85258



                               September 27, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Amy Moorhus, Esq.

      Re:   iPhysician Net Inc. Form S-1 (File No. 333-96211)

Ladies and Gentlemen:

      iPhysician Net. Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-96211), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

      The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

      If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (480) 368-2768 or J. Michael Christopher, Esq. at (602) 382-6507.

                                          Sincerely,

                                          /s/ Peter J. Moriarty
                                          Chairman and Chief Executive Officer